February 12, 2025

Zirui Wang
Chief Executive Officer
Ucommune International Ltd
Guang Hua Road, No 2, Tower D, Floor B1
Chaoyang District, Beijing 100026
People   s Republic of China

       Re: Ucommune International Ltd
           Annual Report on Form 20-F for the Fiscal Year Ended December 31,
2023
           Filed April 25, 2024
           File No. 001-39738
Dear Zirui Wang:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services